APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Gorges Brewing LLC Profit & Loss January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Uncategorized Expenses	0.00
Total Expense	0.00
Net Ordinary Income	0.00
Other Income/Expense	
Other Income	
Interest Income	52.11
Total Other Income	52.11
Net Other Income	52.11
Net Income	**52.11**

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Checking at OnPoint Community	278,930.95
On Point - Savings	5.00
Total Checking/Savings	278,935.95
Total Current Assets	278,935.95
Fixed Assets	
Building & Land	480,000.00
Leasehold Improvements	57,772.22
Total Fixed Assets	537,772.22
Other Assets	
Start-up Cost	13,343.94
Total Other Assets	13,343.94
TOTAL ASSETS	830,052.11
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Note Payable -	50,000.00
Note Payable -	279,000.00
Total Long Term Liabilities	329,000.00
Total Liabilities	329,000.00
Equity	
Member Equity -	250,000.00
Member Equity -	100,000.00
Member Equity -	25,000.00
Member Equity -	50,000.00
Member Equity -	75,000.00
Member Equity -	450.00
Member Equity -	450.00
Member Equity -	100.00
Net Income	52.11
Total Equity	501,052.11
TOTAL LIABILITIES & EQUITY	830,052.11

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	52.11
Net cash provided by Operating Activities	52.11
INVESTING ACTIVITIES	
Building & Land	-480,000.00
Leasehold Improvements	-57,772.22
Start-up Cost	-13,343.94
Net cash provided by Investing Activities	-551,116.16
FINANCING ACTIVITIES	
Note Payable -	50,000.00
Note Payable -	279,000.00
Member Equity -	250,000.00
Member Equity -	100,000.00
Member Equity -	25,000.00
Member Equity -	50,000.00
Member Equity -	75,000.00
Member Equity -	450.00
Member Equity -	450.00
Member Equity -	100.00
Net cash provided by Financing Activities	830,000.00
Net cash increase for period	278,935.95
Cash at end of period	**278,935.95**

	Jan - Dec 19
Ordinary Income/Expense	
Expense	
Research & Development	337.43
Taxes - Property	3,034.40
Total Expense	3,371.83
Net Ordinary Income	-3,371.83
Other Income/Expense	
Other Income	
Interest Income	228.45
Total Other Income	228.45
Net Other Income	228.45
Net Income	**-3,143.38**

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Checking at OnPoint Community	467,351.06
On Point - Savings	5.00
Total Checking/Savings	467,356.06
Total Current Assets	467,356.06
Fixed Assets	
Building & Land	480,000.00
Warehouse Equipment	164,383.38
Leasehold Improvements	105,335.62
Total Fixed Assets	749,719.00
Other Assets	
Loan Fees	13,195.00
Start-up Cost	86,638.67
Total Other Assets	99,833.67
TOTAL ASSETS	**1,316,908.73**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Note Payable - Ravenwood	40,000.00
Note Payable - Port of Cascade	279,000.00
Total Long Term Liabilities	319,000.00
Total Liabilities	319,000.00
Equity	
Member Equity	25,000.00
Member Equity	25,000.00
Member Equity	250,000.00
Member Equity	100,000.00
Member Equity	50,000.00
Member Equity	25,000.00
Member Equity	25,000.00
Member Equity	50,000.00
Member Equity	425,000.00
Member Equity	25,450.00
Member Equity	450.00
Member Equity	100.00
Retained Earnings	52.11
Net Income	-3,143.38
Total Equity	997,908.73
TOTAL LIABILITIES & EQUITY	**1,316,908.73**

Gorges Brewing LLC Statement of Cash Flows January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-3,143.38
Net cash provided by Operating Activities	-3,143.38
INVESTING ACTIVITIES	
Warehouse Equipment	-164,383.38
Leasehold Improvements	-47,563.40
Loan Fees	-13,195.00
Start-up Cost	-73,294.73
Net cash provided by Investing Activities	-298,436.51
FINANCING ACTIVITIES	
Note Payable -	-10,000.00
Member Equity -	25,000.00
Member Equity -	25,000.00
Member Equity -	50,000.00
Member Equity -	-25,000.00
Member Equity -	-25,000.00
Member Equity -	425,000.00
Member Equity -	25,000.00
Net cash provided by Financing Activities	490,000.00
Net cash increase for period	188,420.11
Cash at beginning of period	278,935.95
Cash at end of period	**467,356.06**

	Oct 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Beneficial - CD Savings	50,043.65
Beneficial Checking	494,093.54
On Point - Savings	5.00
Total Checking/Savings	544,142.19
Other Current Assets	
Prepaid Insurance	6,519.00
Accounts Receivable - Trade	10,029.50
Cash on Hand	1,373.00
Deposit in Transit	1,025.51
Total Other Current Assets	18,947.01
Total Current Assets	563,089.20
Fixed Assets	
Vehicle & Truck	23,828.00
Construction Costs	410,180.44
Building & Land	480,000.00
Furniture and Equipment	2,830.00
Warehouse Equipment	164,383.38
Leasehold Improvements	125,798.73
Total Fixed Assets	1,207,020.55
Other Assets	
Loan Fees	62,119.95
Start-up Cost	86,638.67
Total Other Assets	148,758.62
TOTAL ASSETS	**1,918,868.37**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
VISA	-1,042.64
VISA	5,376.65
VISA	971.79
VISA	15,951.07
Total Credit Cards	21,256.87
Other Current Liabilities	
Accrued Wages	19,814.16
PPP - Loan Payable	14,126.47
SBA - Loan Payable	3,000.00
Total Other Current Liabilities	36,940.63
Total Current Liabilities	58,197.50
Long Term Liabilities	

	Oct 31, 20
Note Payable - Ravenwood	40,000.00
Note Payable - Port of Cascade	279,000.00
Total Long Term Liabilities	319,000.00
Total Liabilities	377,197.50
Equity	
Member Equity -	87,500.00
Member Equity -	62,500.00
Member Equity -	62,500.00
Member Equity -	112,500.00
Member Equity -	150,000.00
Member Equity -	150,000.00
Member Equity -	25,000.00
Member Equity -	25,000.00
Member Equity -	250,000.00
Member Equity -	100,000.00
Member Equity -	50,000.00
Member Equity -	25,000.00
Member Equity -	25,000.00
Member Equity -	50,000.00
Member Equity -	425,000.00
Member Equity -	25,450.00
Member Equity -	450.00
Member Equity -	100.00
Retained Earnings	-3,091.27
Net Income	-81,237.86
Total Equity	1,541,670.87
TOTAL LIABILITIES & EQUITY	1,918,868.37

I, Steven Travis Preece, certify that:

1. The financial statements of Gorges Brewing LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Gorges Brewing LLC included in this Form reflects accurately the information reported on the tax return for Gorges Brewing LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Steven Travis Preece*

Name: Steven Travis Preece

Title: CEO